

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2025

Brad Hauser
Chief Executive Officer and President
Autonomix Medical, Inc.
21 Waterway Avenue, Suite 300
The Woodlands, TX 77380

> **Re: Autonomix Medical, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 23, 2025**
> **File No. 333-290472**

Dear Brad Hauser:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Sawicki at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Cavas S. Pavri, Esq.